280

                                                                   EXHIBIT 21.14

                       Basic Agreement of Joint Research

The parties to this agreement are Fujita Corporation, having its principal office at 6-15, Sendagaya 4-chome, Shibuya-ku, Tokyo 151, Japan (hereinafter referred to as "Party A"), Shantou Vibro-Tech Industrial and Development Co. Ltd., Long Yan Nan Road, Shantou, China (hereinafter referred to as "Party B"), ZHOU Fu Lin of South China Construction University, Guangyuan Zhong Road, Guangzhou 510405, China (hereinafter referred to as "Party C").

Agreement of Joint Research dated by March 14, 1996, Supplement Agreement-I dated August 1, 1996, Supplement Agreement-II dated March 15, 1997, Supplement Agreement-III dated may 10, 1997 and Supplement Agreement-IV dated July 27, 1997 made among Party A, Party B and Party C become annulled.

All Parties shall undertake collaboration on joint research for rubber bearings applicable to Japan on the basis of equality and mutual benefit, and have agreed on the following aspect.

Article 1: Definitions

The following definitions are hereby agreed to for the purposes of this
Agreement:

1. Joint Research means the joint research concerning rubber bearings applicable to Japan.

2. Joint Research Results means any and all results including but not limited to information which relate to inventions, concepts, designs, know-how and written or oral materials etc. resulting from this Joint Research.

3. Intellectual Property Rights means any and all patents, utility models and any other intellectual property rights pertaining to the Joint Research Results.

Article 2: Objective of the Joint Research

All Parties are looking forward to cooperating in the research and development on:

1. Base isolation system and its application: such as, larger size, softer elastomer rubber bearings.

2. Passive and active seismic control and its application.

The details shall be determined under mutual agreement through consultation among all parties and stipulated in the Implementation Agreement.

Article 3: Apportionment Research, Research Period and Research Organization

The apportionment of the Joint Research, the Joint Research Period and the Joint Research Organization shall be determined under the mutual agreement through consultation among all Parties and stipulated in the Implementation Agreement.

Article 4: Expenses for Joint Research

All Parties bear the expenses themselves for Joint Research according the apportionment in Article 3 in principle. If the expenses borne by one Party are extremely large, the expenses shall be determined through consultation among all Parties.

Article 5: Possession of the Joint Research Results

All Parties shall jointly own the Joint Research Results which ccan be used for further research by all Parties.

Article 6: Implementation of the Joint Research Results

In regard to Article 2(1), following agreements are reached:

1. Party A and Party C give permission to Party B to sell her products independently.

2. Party B shall sell her products at a special discount price which shall be 60% of the listed price sold products used in Japan to other companies at the same period. Party B shall notify the price sold to those other companies to Party A.

3. Except products sold to Party A, Party B shall pay loyalty fee (1% of the price) to Party A on every product sold in Japan. The details shall be determined between Party A and Party B and stipulated in the Implementation Agreement.

4. Party B shall provide her products to Party A prior to other customers.

5. Party A shall assist Party B to explore and expand the market in Japan and suggest a listed price.

In regard to Article 2(2), the details shall be determined under the mutual agreement through consultation among all Parties and stipulated in the Implementation Agreement.

Article 7: Improvement of the Joint Research Results

After one Party improved the Joint Research Results, the Party shall notify the other Parties immediately. Its belonging and handling shall be determined under the mutual agreement through consultation among all Parties.

Article 8: Transfer of the Joint Research Results

One Party shall obtain a prior written agreement of the other Parties before transferring the Joint Research Results to a third party.

Article 9: Applications for and Maintenance and Management of Intellectual Property Rights

1. All Parties Shall Jointly own the Intellectual Property Rights.

2. Important matters such as the submission of documents and maintenance of the Intellectual Property Rights shall be dealt with on the basis of prior consultations among all Parties. All parties shall bear the fee equally needed for the applications, maintenance and management of the Intellectual Property Rights. The details shall be determined under the mutual agreement through consultation among all Parties and stipulated in the Implementation Agreement.

Article 10: Disclosure of Documentation and Information

All Parties shall each disclose to the other Parties any documentation, information and/or know-how that is essential to the Joint Research. This requirement does not apply to items that are covered by confidentiality obligations under contracts with third parties.

Article 11: Publication of Joint Research Results

Approval or disapproval of the publication of the Joint Research Results, and the contents, timing and method of such publication, shall be determined on the basis of prior consultation among all Parties. In all reports and publications which contain the data and findings of the tests, the contributions of all Parties shall be noted.

Article 12: Confidentiality

All Parties shall take proper care to maintain the confidentiality of all technical matters that are requested to keep by the other Party. The period and the contents requested to keep confidential shall be stipulated in the Implementation Agreement or determined through consultation among all Parties.

Article 13: Reporting of Progress and Results

All Parties shall report to other Parties about the progress and results of the Joint Research and shall consult about future methods and problems to be solved.

Article 14: Term of Validity

The effective term of this Agreement shall be until March 31,2000 after the execution hereof. The effective term of this Agreement may be changed under the mutual agreement through consultation among the Parties.

Article 5,6,8 and 12 shall be valid for 15 years after expiration of the Agreement.

Article 15: Consultation

If questions arise regarding the interpretation or operation of this Agreement, all Parties shall settle such questions harmoniously through sincere consultations.

Three copies each of English versions of this Agreement shall be drawn up as proof of the establishment of this Agreement, with one copy of each to be signed and sealed and held by all Parties.

March 18, 1998

(for Party A)

Fujita Corporation
/s/ Haruhito Gomi
Haruhito Gomi
(General Manager of Technical Research Institute)

(for Party B)

Shantou Vibro-Tech Industrial and Development Co. Ltd.
By: /s/ Wu Shiyuan
Wu Shiyuan
(Vice General Manager)

(for Party C)

Zhou Fu Lin of South China Construction University
By: /s/ Zhou Fulin
Zhou Fulin (Vice-President)